The Instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. The Depositary, the Information Agent, the Dealer Managers, your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal (see the back page of this document for addresses and telephone numbers).

LETTER OF ACCEPTANCE AND TRANSMITTAL
For Common Shares Of
EMERGIS INC.
Pursuant to an Offer dated December 11, 2007 by 6886116 Canada Ltd.
an indirect wholly-owned subsidiary of
TELUS CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN STANDARD TIME) ON JANUARY 16, 2008 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (THE “EXPIRY TIME”).

USE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IF:

1. YOU ARE DEPOSITING SHARE CERTIFICATE(S); OR

2.	YOU ARE FOLLOWING PROCEDURES FOR BOOK-ENTRY TRANSFER ESTABLISHED BY DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3. YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

This Letter of Acceptance and Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the “Shares”) of Emergis Inc. (“Emergis” or the “Company”) deposited pursuant to the offer to purchase (the “Offer”) dated December 11, 2007 made by 6886116 Canada Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of TELUS Corporation.

The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal.

Capitalized terms used but not defined in this Letter of Acceptance and Transmittal that are defined in the Offer and accompanying Circular dated December 11, 2007 (together, the “Offer and Circular”) shall have the meanings set out in the Offer and Circular.

Shareholders may also accept the Offer in Canada by following the procedures for book-based transfer, provided that a confirmation of the book-transfer of Shares through CDSX into the Depositary’s account at CDS is received by the Depositary at its office in Toronto prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-based transfer of Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Shares through the CDS book-based transfer system will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-based transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to be bound by the terms thereof and to have acknowledged that the Offeror may enforce such terms against the applicable Shareholder and therefore any book-based transfer of Shares into the Depositary’s account at CDS in accordance with CDS procedures will be considered a valid tender in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedures established by The Depository Trust Company (“DTC”) for book-entry transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, a Letter of Acceptance and Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with any required signature guarantees (or an Agent’s Message in lieu of a Letter of Acceptance and Transmittal) and a Book-Entry Confirmation and any other required documents, must, in any case, be received by the Depositary, at its address listed in the Letter of Acceptance and Transmittal, no later than the Expiry Time, or the depositing Shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Shareholders who wish to deposit Shares pursuant to the Offer but whose certificates for such Shares are not immediately available or who cannot deliver all the certificates and all other required documents to the Depositary at or before the Expiry

Time must deposit their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”. See Instruction 2, “Procedures for Guaranteed Delivery”.

This Letter of Acceptance and Transmittal is to be used if certificates are to be forwarded herewith or, for U.S. Shareholders (unless an Agent’s Message is utilized), if delivery of Shares is to be made by book-entry transfer to an account maintained by the Depositary at DTC.

Delivery of this Letter of Acceptance and Transmittal to an address other than as set forth below will not constitute a valid delivery to the Depositary. You must sign this Letter of Acceptance and Transmittal in the appropriate space provided below and, if you are a U.S. Shareholder, you must also complete the Substitute Form W-9 forming part of this Letter of Acceptance and Transmittal. See Instruction 11, “Important U.S. Federal Income Tax Information For U.S. Shareholders”.

TO:       6886116 Canada Ltd., an indirect wholly-owned subsidiary of TELUS Corporation

AND TO: Computershare Investor Services Inc. (the “Depositary”), at its offices set out herein

The undersigned delivers to you the enclosed certificate(s) for Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

	Name(s) in which	Number of Shares	Number of Shares
Certificate Number(s)	Registered	Represented by Certificate	Deposited

TOTAL:

(Please print or type. If space is insufficient, please attach a list in the above form.)

The undersigned acknowledges receipt of the Offer and Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror effective immediately following the Offeror taking up the Shares covered by this Letter of Acceptance and Transmittal and delivered to the Depositary (the “Deposited Securities”) in accordance with the terms and subject to the conditions of the Offer. The undersigned represents and warrants that (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Securities and any Distributions (as defined below) being deposited; (b) the Deposited Securities and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Securities and Distributions, to any other Person; (c) the deposit of the Deposited Securities and Distributions complies with applicable Laws; and (d) when the Deposited Securities and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear from all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Acceptance and Transmittal, subject only to the withdrawal rights set forth in the Offer the undersigned irrevocably deposits, sells, assigns and transfers to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Securities, and in and to all rights and benefits arising from such Deposited Securities including any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer, other than any cash dividend, distribution or payment in respect of which a reduction in the price of the Offer is made pursuant to Section 10 of the Offer, “Dividends and Distributions; Liens”, but including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

If, on or after November 28, 2007, the Company should declare, make, pay, allot, reserve or issue any Distribution in respect of Shares accepted for purchase pursuant to the Offer which is payable or distributable to the Shareholders on a record date which is prior to the date of transfer of such Shares into the name of the Offeror or its nominees or transferees on the share register maintained by or on behalf of Emergis, then without prejudice to the Offeror’s rights under Section 4 of the Offer, “Conditions of the Offer”, in the case of any cash dividend, distribution or payment, the cash consideration payable per Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment or in the case of any other Distribution, the whole of any such Distribution will, pursuant to the terms of the Offer and this Letter of Acceptance and Transmittal, be received and held by the depositing Shareholder for the account of and for the benefit of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such Distribution and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value of the Distribution, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or Distribution may have tax consequences not discussed in Section 20 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Shareholders whose Share certificates are not immediately available or who cannot cause their Share certificate(s) and all other required documents to be delivered to the Depositary at or before the Expiry Time must deposit their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The undersigned irrevocably constitutes and appoints any director or officer of the Offeror and any other Person designated by the Offeror in writing (each, an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the undersigned with respect to the Deposited Securities taken up and paid for under the Offer and any Distributions on such Deposited Securities (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), effective on and after the date the Offeror takes up and pays for such Deposited Securities, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable). The undersigned irrevocably authorizes an Appointee, in the name and on behalf of the undersigned, (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Emergis; (b) for so long as any of such Purchased Securities are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), to exercise any and all rights of the undersigned including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, revoke any such instrument, authorization or consent to designate in such instrument, authorization or consent any Person or Persons as the proxy of the undersigned in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment thereof including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Emergis; (c) to execute, endorse and negotiate, for and in the name of and on behalf of the undersigned, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, the undersigned; and (d) to exercise any other right of a Shareholder with respect to such Purchased Securities.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Securities or any Distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Securities or any Distributions by or on behalf of the undersigned unless the Deposited Securities are not taken up and paid for under the Offer.

The undersigned agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Emergis and not to exercise any of the other rights or privileges attached to the Purchased Securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any such Purchased Securities. The undersigned agrees further to appoint in any such instruments of proxy, authorizations or consents the Person or Persons specified by the Offeror as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.

The undersigned covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities effectively to the Offeror.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Acceptance and Transmittal is irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Acceptance and Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Shares pursuant to this Letter of Acceptance and Transmittal is irrevocable.

The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Securities, to mail the cheques, payable in Canadian funds, by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below. Should any Deposited Securities not be purchased, the certificates for Deposited Securities and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Deposited Securities from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Securities.

Pursuant to rules of the Canadian Payments Association, a Cdn.$25 million ceiling has been established on cheques, bank drafts and other paper based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of Cdn.$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of Cdn.$25 million will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

Shareholders will not be required to pay for any fee or commission if they accept the Offer by using the services of the Dealer Managers or Information Agent or by depositing their Shares directly with the Depositary.

By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned and each of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont réputés avoir requis que tout contrat attesté par l’offre acceptée par cette lettre d’acceptation et d’envoi, de même que tous les documents qui s’y rapportent, soient rédiges exclusivement en langue anglaise.

SHAREHOLDER SIGNATURE

If you are a U.S. Shareholder, you must also complete
the accompanying Substitute Form W-9 or other applicable form
(See Instruction 11, “Important U.S. Federal Income Tax Information for U.S. Shareholders”)

Signature guarantee by (if required under Instruction 4):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative See Instructions 3 and 4

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address of Guarantor (please print or type)	Daytime Telephone Number of Shareholder

Fax Number of Shareholder

E-mail Address of Shareholder

Name of Authorized Representative, if applicable (please print or type)

Daytime Telephone Number of Authorized Representative

Fax Number of Authorized Representative

E-mail Address of Authorized Representative

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Please review carefully and complete the following boxes, as appropriate.

BLOCK A
REGISTRATION AND PAYMENT INSTRUCTIONS

(See Instructions 3 and 4)

ISSUE CHEQUE IN THE NAME OF:

(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

(E-mail Address)

(Tax Identification, Social Insurance Number or
Social Security Number)

(See Substitute Form W-9 included herein)

BLOCK B
DELIVERY INSTRUCTIONS

(See Instructions 3, 4 and 6)

SEND CHEQUE TO

(Unless BLOCK “C” is
checked):

☐ Same as address in Block A or to:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

(E-mail Address)

BLOCK C
SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD CHEQUE FOR PICK-UP AGAINST COUNTER RECEIPT AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS DEPOSITED (check box)

BLOCK D
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

(See Instruction 2)

☐	CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder

Date of Execution of Notice of Guaranteed Delivery

Name of Institution which Guaranteed Delivery

BLOCK E
INVESTMENT DEALER OR BROKER
SOLICITING ACCEPTANCE OF THE OFFER

(See Instruction 8)

(Firm)	(Telephone Number)

(Address)	(Facsimile Number)

(Registered Representative)	(Registered Representative Identification Number)

☐	CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐	CHECK HERE IF DISKETTE TO FOLLOW

BLOCK F
STATUS AS U.S. SHAREHOLDER

(See Instruction 11)

Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder. A “U.S. Shareholder” is any holder of Shares that is either (A) providing an address in Block “B” that is located within the United States or any territory or possession thereof or (B) a U.S. person for U.S. federal income tax purposes.

☐	The person signing on page 5 represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐	The person signing on page 5 is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

To avoid U.S. backup withholding, if you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, you must furnish Substitute Form W-9 or, in certain circumstances, another withholding tax certificate. You can find more information in Instruction 11, “Important U.S. Federal Income Tax Information For U.S. Shareholders”.

INSTRUCTIONS AND RULES

1.	Use of Letter of Acceptance and Transmittal

(a)	This Letter of Acceptance and Transmittal (or a manually executed facsimile copy thereof) together with accompanying certificate(s) representing the Deposited Securities or alternatively, a Book-Entry Confirmation of a book-entry transfer of the Deposited Securities into the Depositary’s account at DTC must be received by the Depositary at any of the offices specified below before 5:00 p.m. (Eastern Standard Time) on January 16, 2008, being the Expiry Time, unless the Offer is extended or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b)	The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Shares (or an Agent’s Message, including delivery through the Depository Trust Company) is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares. Delivery to any office or transmission other than to a specified office or facsimile number does not constitute delivery for this purpose.

2.	Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) the certificate(s) representing such Shares are not immediately available or (ii) the Shareholder cannot deliver the certificate(s) representing such Shares and all other required documents to the Depositary on a timely basis at or prior to the Expiry Time, such Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	such a deposit is made by or through an Eligible Institution (as defined below);

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (printed on green paper) in the form accompanying this Letter of Acceptance and Transmittal or a manually executed facsimile copy thereof is received by the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery (by hand, courier, facsimile transmission or mail) together with a guarantee in the form set forth in such Notice of Guaranteed Delivery by an Eligible Institution, at or prior to the Expiry Time; and

(c)	the certificate(s) representing the Deposited Securities in proper form for transfer, or a Book-Entry Confirmation with respect to the Shares, together with a properly completed and duly executed copy of this Letter of Acceptance and Transmittal, or a manually executed facsimile copy thereof, and all other documents required by the Letter of Acceptance and Transmittal must be received at the Toronto office of the Depositary at or prior to 5:00 p.m. (Eastern Standard Time) on the third trading day on the TSX after the Expiry Time.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States).

3.	Signatures

This Letter of Acceptance and Transmittal must be filled in and signed by the holder of Shares accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5 below).

(a)	If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Acceptance and Transmittal.

(b)	If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.	Guarantee of Signatures

If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Securities, or if the payment is to be made in a name other than the registered owner(s), or if Deposited Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of the Company, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Acceptance and Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

If any cheque(s) are to be sent to or, in respect of partial deposits of Shares, certificates representing Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Acceptance and Transmittal, entitled “Registration and Payment Instructions”, then Block B on this Letter of Acceptance and Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities registers maintained by or on behalf of the Company. Any cheque(s) mailed in accordance with the Offer and this Letter of Acceptance and Transmittal will be deemed to be delivered at the time of mailing.

7.	Partial Tenders

If fewer than the total number of Shares evidenced by any certificate submitted are to be deposited, fill in the number of Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

8.	Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Acceptance and Transmittal. If this deposit represents more than one beneficial holder, all beneficial holder information must be provided on a list that must accompany the depositor on a diskette that must be forwarded to the place of deposit.

9.	Miscellaneous

(a)	If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Securities, additional certificate numbers and number of Deposited Securities may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b)	If Deposited Securities are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Quebec and the laws of Canada applicable therein.

(e)	Before completing this Letter of Acceptance and Transmittal, you are urged to read the accompanying Offer and Circular.

(f)	All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Shares deposited under the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of the Offeror, the Depositary, the Information Agent or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, this Letter of Acceptance and Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(g)	Additional copies of the Offer and Circular, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of its offices at the addresses listed below.

10.	Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will forward the letter to the transfer agent of Emergis who will respond with the replacement requirements which must be properly completed and submitted in good order to the Depositary on or prior to the Expiry Time.

11.	Important U.S. Federal Income Tax Information For U.S. Shareholders

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, Shareholders are hereby notified that: (i) any discussion of United States federal tax issues contained or referred to in this Letter of Acceptance and Transmittal or in any document referred to herein is not intended or written to be used, and cannot be used, by Shareholders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (ii) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) Shareholders should seek advice based on their particular circumstances from an independent tax advisor.

To prevent backup withholding on any payment made to a U.S. Shareholder (or person acting on behalf of a U.S. Shareholder) with respect to Shares tendered, you are required, if you are a U.S. person (as defined below), to notify the Depositary of your U.S. taxpayer identification number or “TIN” (or the TIN of the person on whose behalf you are acting) and certify that you are not subject to, or otherwise establish an adequate basis for an exemption from, backup withholding by completing the Substitute Internal Revenue Service (“IRS”) Form W-9, as described more fully below. If you are a U.S. Shareholder that is not a U.S. person but provides a mailing address in the United States, you may be required to furnish an IRS Form W-8 to avoid backup withholding, which the Depositary will provide upon request.

If backup withholding applies, the Depositary is required to withhold 28% of any payment made pursuant to the Offer. Backup withholding is not an additional tax. Amounts withheld may be refunded or credited against the shareholder’s U.S. federal income tax liability, if the shareholder properly files a U.S. federal income tax return.

Each U.S. Shareholder of Shares is urged to consult his or her own tax advisor to determine whether such holder is required to furnish a Substitute IRS Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

You are a U.S. person if you are, for U.S. federal income tax purposes, (l) a citizen or a resident of the United States (including a U.S. resident alien), (2) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust (or certain other electing trusts). If a partnership is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of the Shares, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of tendering their Shares.

Each tendering U.S. person is required to provide the Depositary with a correct TIN and with certain other information on Substitute IRS Form W-9, which is attached below, and to certify that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that (a) the U.S. person has not been notified by the IRS that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends, or (b) the IRS has notified the U.S. person that the U.S. person is no longer subject to backup withholding or (c) the U.S. person is exempt from backup withholding.

The TIN is generally the U.S. person’s U.S. social security number or the U.S. federal employer identification number. The enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” explain the proper certification to use if the Shares are registered in more than one name or are not registered in the name of the actual owner. The U.S. Shareholder may write “Applied For” on the Substitute IRS Form W-9 if the tendering U.S. person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Shareholder writes “Applied For” on the TIN line of the Substitute IRS Form W-9 and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments. U.S. persons that are “exempt recipients” (such as corporations) are not subject to these backup withholding and reporting requirements. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional instructions.

Failure to provide the required information on the Substitute IRS Form W-9 may subject the tendering U.S. person to a US$50 penalty imposed by the IRS and backup withholding on any payment with respect to Shares tendered. More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

U.S. Shareholders that are not U.S. persons but provide a mailing address in the United States may be required to file an IRS Form W-8BEN or other appropriate IRS Form W-8. The Depositary will provide such forms upon request. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE YOUR TAX IDENTIFICATION
NUMBER AND A CERTIFICATION AS TO YOUR EXEMPTION FROM BACKUP WITHHOLDING

TO BE COMPLETED BY TENDERING SHAREHOLDERS THAT ARE U.S. PERSONS
(INCLUDING U.S. RESIDENT ALIENS)

Payer’s Name: Computershare Investor Services Inc.
SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN) and Certification	Part I — Taxpayer Identification Number —
For all accounts, enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, see
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
Name
Business Name	Social Security Number OR Employer Identification Number (If awaiting TIN, write “Applied For”)

Please check appropriate box☐ Individual/Sole Proprietor☐ Corporation☐ Partnership     ☐ Other☐ Limited liability company. Enter the tax classification
(D=disregarded entity, C=corporation, P=partnership)
Address
City, State, Zip Code

Part II - For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete this Substitute Form W-9.
Exempt  ☐

Part III — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me);

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature	Date

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE “APPLIED FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

Signature	Date

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Specific Instructions

Name.  If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the nature change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.

Sole proprietor.  Enter your individual name as shown on your social security card on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name” line.

Limited liability company (LLC).  Check the “Limited liability company” box only and enter the appropriate code for the tax classification (“D” for disregarded entity, “C” for corporation, “P” for partnership) in the space provided. If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner’s name on the “Name” line. Enter the LLC’s name on the “Business name” line. For an LLC classified as a partnership or a corporation, enter the LLC’s name on the “Name” line and any business, trade, or DBA name on the “Business name” line.

Caution:  A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Other entities.  Enter your business name as shown on required Federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line.

Note.  You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the “Exempt from backup withholding” box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note.  If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees.  Backup withholding is not required on any payments made to the following payees:

1.	An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2.	The United States or any of its agencies or instrumentalities,

3.	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4.	A foreign government or any of its political subdivisions, agencies, or instrumentalities,

5.	An international organization or any of its agencies or instrumentalities,

Other payees that may be exempt from backup withholding include:

6.	A corporation,

7.	A foreign central bank of issue,

8.	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9.	A futures commission merchant registered with the Commodity Futures Trading Commission,

10.	A real estate investment trust,

11.	An entity registered at all times during the tax year under the Investment Company Act of 1940,

12.	A common trust fund operated by a bank under section 584(a), and

13.	A financial institution.

Part I — Taxpayer Identification Number (TIN)

Enter your TIN on the appropriate line.

If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the social security number line. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are an LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note:  See the chart on the next page for further clarification of name and TIN combinations.

How to get a TIN.  If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card. from your local Social Security Administration office or get this form on-line at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS’s Internet Web Site at www.irs.gov.

If you do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note:  Writing “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution:  A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part III — Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required).

1.	Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2.	Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.	Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4.	Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a non-employee for services, payments to certain fishing boat crew members .and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non-tax criminal laws and to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold applicable rates of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

What Name and Number To Give the Requestor

For this type of account:	Give name and SSN of:

1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust. (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship or disregarded entity owned by an individual	The owner(3)
6. Disregarded entity not owned by an individual.	The owner(3)

7. A valid trust, estate, or pension trust	Legal entity(4)
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s SSN.

(3)	You must show your individual name, but you may also enter your business or “DBA” name on the second name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

(4)	List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO
THE INFORMATION AGENT:

LAUREL HILL ADVISORY GROUP, LLC

366 Bay Street
Toronto, Ontario M5H 4B2
North American Toll Free Number: 1-800-555-3858

The Dealer Managers for the Offer are:

In Canada:	In the United States:
J.P. MORGAN SECURITIES CANADA INC. 200 Bay Street, Suite 1800 Toronto, Ontario Canada M5J 2J2 Telephone: (416) 981-9263	J.P. MORGAN SECURITIES INC. 270 Park Avenue New York, New York USA 10017 Telephone: (212) 622-2441

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:	By Registered Mail, by Hand or by Courier:
Computershare Investor Services Inc. P.O. Box 7021, 31 Adelaide Street E Toronto, Ontario M5C 3H2 Attention: Corporate Actions	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com
Website: www.computershare.com

Any questions and requests for assistance or additional copies of the Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be directed by the Shareholders to the Depositary, the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of the above noted documents may also be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on TELUS’ website at www.telus.com.